BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783

02055170

BAA

18 September 2002

02 OCT -2 AM 9:25

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

SUPPL

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

PROCESSED
OCT 0 9 2002
THOMSON
FINANCIAL

Alison Livesley
Head of Investor Relations

BAA

18 September 2002

BAA AND McARTHURGLEN AGREE
TO DISSOLVE BAA-McARTHURGLEN JOINT VENTURE

BAA plc and McArthurGlen have agreed to dissolve the BAA-McArthurGlen joint venture with effect from 30th August 2002, as BAA completes its strategy of exiting from non-core airport interests.

As part of this strategy, BAA has ceased to be involved in any development of new McArthurGlen group manufacturers' outlet centres in the United Kingdom and Europe, which leaves BAA with some remaining interests in outlet centres in the UK. BAA will own the interests formerly held by the joint venture in the centres at York, Livingston and Mansfield, and will continue to own minority interests in the centres at Ashford (25%) and Swindon (11%) as well as a small number of undeveloped parcels of land at some of the existing UK centres. BAA's total interest in these centres is valued at approximately £200m and it will take on an equivalent amount of debt from the joint venture.

BAA's objective in completing the transaction is to dispose of its interests in the remaining centres and exit permanently from the sector in the short to medium term, subject, of course, to market conditions.

Further information on BAA plc is available at www.baa.com

- Ends -

News Release

Heathrow Gatwick Stansted Glasgow
Edinburgh Aberdeen Southampton

Corporate Affairs
130 Wilton Road, London SW1V 1LQ
Telephone +44 (0)20 7932 6654 Fax +44 (0)20 7932 6659

Media enquiries: **Caroline Corfield, BAA plc**
Tel:+44 (0) 20 7932 6654

City enquiries: **Alison Livesley, BAA plc**
Tel: +44 (0) 20 7932 6692

Editor's notes

The BAA McArthurGlen joint venture has developed seven centres in the United Kingdom and five across Europe in France, Austria, Italy and the Netherlands, over the last 8 years.

To: Alison Livesley
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1W 1LQ

Fax: 44 20 7932 6783

From: Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Re: SEC notification 18 September 2002

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

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Signed

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Name

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Date